www.lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

VIA EDGAR

May 18, 2016

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Eli Lilly and Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
File Number 001-06351

Dear Mr. Rosenberg:

Eli Lilly and Company (Lilly) respectfully submits this response to your letter dated April 28, 2016 commenting on our Form 10-K for the year ended December 31, 2015. For ease of reference, we repeat your comments prior to our responses.

Management's Discussion and Analysis
Application of Critical Accounting Policies
Revenue Recognition and Sales Return, Rebate, and Discount Accruals
Financial Statement Impact, page 50

1.
Please explain to us why reduction of net sales due to sales returns, discounts, and rebates for US Pharmaceuticals as shown in the table as a percentage of US Pharmaceuticals' gross revenues have increased from 29.7% in 2013 to 38.9% in 2014 and to 43.6% in 2015.

Response:
We generally do not believe that gross revenue for our industry is a meaningful metric, as our products are heavily discounted to payers and individual consumers and the overall percent of the discount across our products can be influenced by new contracts and the loss of patent protection of a particular product which changes the product mix and the net to gross revenue percentages. All of our product revenue explanations in our Management’s Discussion and Analysis and in our earnings releases are explained on a net revenue basis and this is also the focus of management in running the business.
The increase in the reductions of our revenues from sales returns, discounts, and rebates from 29.7 percent in 2013 to 38.9 percent in 2014 is largely due to new contracts that began on January 1, 2014 associated with our insulins portfolio. These new contracts increased the amount of product sold; however, the discounts given in these new contracts were higher than our prior average discounts, causing the increase in our sales return, discounts, and rebate percentage. Additionally, list price increases for our products, the majority of which are returned as additional discounts and rebates to comply with contractual pricing arrangements with our customers, contributed to the increase in this percentage.
The increase in the reductions of our revenues from sales returns, discounts, and rebates from 38.9 percent in 2014 to 43.6 percent in 2015 is primarily due to list price increases for our products, the majority of which are returned as additional discounts and rebates to comply with contractual pricing arrangements with our customers.

Notes to the Consolidated Financial Statements
Note 18. Segment Information, page 101

2.
Please clarify that the Company's two business segments are its only operating segments. If not, please explain. Your website discusses five global business areas and each has a senior vice president. Please provide us with the following information as it relates to the Company's operating segments, the CODM, and the five global business areas:

•	The title and roles of the Chief Operating Decision Maker (CODM) and each individual who reports to the CODM.

•
How often the CODM meets with direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

•	The title and role of the person the senior vice president over each global business area reports to in the organization.

•	Describe the information regularly provided to the CODM including whether and, if so, to what extent the information includes budgets and discrete information for the five global business areas.

•
If budgets are prepared for the global business areas, explain who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

•
For the global business areas, describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

•
Describe the basis for determining the compensation for each of the individuals that report to the CODM and, for the senior vice presidents over the global business areas, the extent to which the determination relates to their respective global business area.

Response:
Pursuant to your request, we clarified that we have only two operating segments by modifying the language in Note 13: Segment Information of our Quarterly Report on Form 10-Q for the period ended March 31, 2016 to state that:
“We have two operating segments-human pharmaceutical products and animal health.”
Background and Overview
We have two operating segments but are primarily a human pharmaceutical products company. In 2015, our Pharma Segment revenues were 84 percent of consolidated revenue and our Pharma Segment profits were 87 percent of total segment profits.

Our Pharma Segment consists of four sales and marketing operations (referred to as global Business Areas on our website and within this document as our Pharma Segment Business Areas): Diabetes, Oncology, Bio-Medicines, and Emerging Markets. The Emerging Markets Business Area consists of all our pharmaceutical products from the other three Pharma Segment Business Areas that are sold in countries other than the U.S., Japan, Europe, and Canada. The Pharma Segment also consists of various other “Organizational Units” including a human pharmaceutical products research and development (R&D) organization, a human pharmaceutical products manufacturing organization, and a human pharmaceutical products quality organization that are dedicated to our Pharma Segment. Our Animal Health Segment (referred to as a global Business Area on our website and within this document as our Animal Health Segment) includes a selling and marketing operation and its own R&D, manufacturing, and quality operations. In addition, we have administrative support Organizational Units that are included in the Pharma Segment and support both the Pharma Segment and the Animal Health Segment. While these other supporting Organizational Units support both operating segments, most of their costs are incurred in support of the Pharma Segment, consistent with the overall split of our consolidated business described above. These other supporting Organizational Units include a global human resources organization; a global services organization, which includes among other things, information technology, finance, and procurement (Global Services); a global legal organization; a global ethics and compliance organization; and a global corporate affairs and communications organization.
The following individuals are the only individuals who directly report to our CODM, who is our chairman of the board, president, and chief executive officer (CEO), and represent the leaders of our Pharma Segment Business Areas, Animal Health Segment, and the Organizational Units discussed above:
Pharma Segment

•	Executive Vice President (EVP) - Science/Technology and President - Lilly Research Labs

•	Senior Vice President (SVP) and President - Lilly Diabetes

•	SVP and President - Lilly Bio-Medicines

•	SVP and President - Lilly Oncology

•	SVP and President - Emerging Markets

•	President - Manufacturing Operations

•	SVP - Global Quality
Animal Health Segment

•	SVP and President - Elanco Animal Health
Supporting Organizational Units*

•	EVP - Global Services and Chief Financial Officer (CFO)

•	SVP - Human Resources and Diversity

•	SVP - General Counsel

•	SVP - Enterprise Risk Management & Chief Ethics and Compliance Officer

•	SVP - Corporate Affairs/Communications
*-The supporting Organizational Units provide support to both operating segments, but are allocated entirely to the Pharma Segment.
Please reference Exhibit A for an organizational chart and discussion of the roles and responsibilities of the individuals who directly report to our CODM. Together these individuals reporting to the CODM make up the Executive Committee (EC).

As discussed further below, our segment determinations were based upon an evaluation pursuant to ASC 280. Our two segment determination is supported by the process by which our CODM makes decisions about resource allocation and assesses performance including: the level at which the financial information is reviewed by our CODM for purposes of assessing performance and making resource allocation decisions, the nature of our business activities, our management structure, the information presented to our Board of Directors (BOD), our compensation structure, and our budgeting and financial review process.
In the pharmaceutical industry and consistent with our stated strategy, we are an innovation based company which focuses on investing in R&D and bringing new medicines to help patients live better lives. Our decisions around R&D and where we invest are the foundation of our future as it can take over a decade to bring a new product to market. We are constantly focused on bringing the next new medicine to the market as newly approved products generally lose patent exclusivity within 10 to 15 years of launch. As products move through development, we make manufacturing decisions on where and how to produce. Our Pharma Segment operations are managed by our CODM across the entire pharmaceutical product portfolio and are managed as R&D, manufacturing, sales and marketing, and related administration.
Nature of Business Activities
Our Segments are managed as separate operations with key operating decisions being made by the CODM based upon what is best for the Company as a whole, the Pharma Segment and the Animal Health Segment. A discussion of the nature of the business activities of our operating segments follows.
Pharma Segment
The key operating decisions in our Pharma Segment include decisions on the specific molecules to develop and for new facilities to manufacture anticipated future products. The four Pharma Segment Business Areas are responsible for selling and marketing the drugs that successfully complete the R&D process. Similar to R&D and manufacturing, there is one distribution organization for the entire Pharma Segment. The products and countries allocated to the four Pharma Segment Business Areas are somewhat fluid and may be reassigned over time as our product portfolio and operations evolve. The key decisions around R&D, manufacturing, and the sales and marketing organizations are driven by the CODM who assesses the performance and determines the resource allocations of the entire pharmaceutical operations which are reported to the BOD.
As an innovative company, our pipeline of investigational compounds is critical to our long-term prospects and future competitiveness. The operational decisions related to our R&D pipeline have a significant impact on our Pharma Segment as these decisions drive the allocation of our R&D budget and have significant implications on future decisions surrounding capital (investments in new manufacturing facilities) and commercial investments in selling and marketing (i.e., our Pharma Segment Business Areas and human pharmaceutical products manufacturing organization must support the drug products that successfully complete the R&D process). For example, a decision to move a diabetes drug into Phase III testing (the final stage of clinical trials required for submission to the appropriate regulatory authority for approval to market) will commit the Pharma Segment to expensive Phase III trials (potentially hundreds of millions of dollars), possibly forcing development of other earlier stage molecules to be terminated or delayed because of budgetary limitations. These decisions will also cause the human pharmaceutical manufacturing organization to plan for production of the drug at an existing facility or require the construction of a new facility, and will cause the Pharma Segment to plan for the possible need to commercialize the drug if it is approved.

Our human pharmaceutical products R&D function is managed by an EVP of Science and Technology who reports directly to our CODM. The SVPs of the Pharma Segment Business Areas do not have the unilateral decision-making authority to determine whether or not a molecule will move into the next stage of development. Instead, decisions about whether or not to move programs into the next stage of development are made on a compound-by-compound, indication-by-indication basis depending on the science, unmet medical need, global clinical trial results, and potential global market opportunities. Additionally, decisions on in-licensing compounds, entering into collaborations, or making acquisitions which add molecules to our pipeline are made on their scientific and financial merits regardless of the Pharma Segment Business Area to which the compound might be assigned. These R&D portfolio decisions are evaluated by a committee which is chaired by the EVP of Science and Technology and our CFO, and includes the leaders of the Pharma Segment Business Areas. The committee's recommendations are presented to our CODM who is responsible for these decisions which are the key decisions that drive resource needs across the entire Pharma Segment.
Our human pharmaceutical products manufacturing function is managed across the Pharma Segment to supply product for clinical testing (for the human pharmaceutical products R&D organization) and for marketed products that successfully complete the R&D process (for the Pharma Segment Business Areas) by a President of Manufacturing Operations who reports directly to our CODM. Our major bulk Active Pharmaceutical Ingredient (API) facilities generally manufacture bulk products for multiple Pharma Segment Business Areas (e.g. one facility manufactures products for the Diabetes, Oncology, Bio-Medicines, and Emerging Markets Business Areas). The production from our manufacturing facilities for our human pharmaceutical products is shared by Pharma Segment Business Areas and manufacturing decisions are made at a Pharma Segment level based upon what is best for the Pharma Segment as a whole. For example, because manufacturing capacity must be built years in advance of approval of a drug with significant risk that the drug may fail in development, facilities are built to be as flexible as possible to support the potential to manufacture drugs for multiple Pharma Segment Business Areas.
Animal Health Segment
The key operating decisions in our Animal Health Segment relate to the marketing and promotion of our existing products, including ways to maximize market share in the respective product category and bringing new products to market through the dedicated Animal Health R&D function and supplementing this with acquisitions to acquire technologies that fit into the portfolio. The Animal Health segment also has dedicated manufacturing and quality organizations that report to the Animal Health segment manager (SVP and President of Animal Health). Since the Animal Health end users of products, the R&D priorities and resources, and the manufacturing and quality operations are different from the Pharmaceutical business, it necessitates managing these operations separately from the human pharmaceutical business. As discussed in the Incentive Compensation Performance Metrics section, since the business is different, the Animal Health Segment has separate compensation plans to align with the results of the animal health operations.
Supporting Organizational Units
As discussed in the Background and Overview section, certain Organizational Units support both the Pharma Segment and the Animal Health Segment. Because most of their effort and cost are spent in support of the Pharma Segment, they are entirely included with the results of the Pharma Segment. The leaders of each of these supporting Organizational Units report to our CODM. For example, our Global Services organization is managed under the leadership of the EVP of Global Services and CFO who reports directly to our CODM. Decisions related to our Global Service Centers, which provide financial and other administrative services to our Pharma Segment and Animal Health Segment, are made on a consolidated basis.

ASC 280 Considerations
ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.
There are no components within either of our operating segments that meet all three of the criteria to be a separate operating segment as our CODM is making key operating decisions on resource allocation and assessing performance at the identified operating segment level.
Financial Information Regularly Reviewed by our CODM and BOD
The following information, which reflects how our CODM views the business, assesses performance, and makes resource allocation decisions, is presented to our BOD on a quarterly basis:

•	Consolidated income statement compared with plan and prior period

•	Pharma Segment Business Area revenues

•	Total Pharma Segment operating expenses and income before tax

•	Unallocated expenses (Pharma Segment R&D and manufacturing, Global Services, and other)

•	Animal Health Segment revenue, operating expenses, and income before tax

•	Revenue results by major product, therapeutic class, and geography

•	Price-rate volume revenue analysis compared with plan and prior period by product, Business Area, and geography

•	Any other miscellaneous information that may be provided to explain results or demonstrate the assumptions used for planning
Other than revenue information across the Pharma Segment Business Areas, the BOD generally only reviews financial information at the Pharma Segment and Animal Health Segment levels and on a consolidated basis.
There are three forums where our CODM meets with his direct reports:

1.	EC meetings

a.	Monthly and quarterly financial reviews

i.	Focus is on Pharma Segment, Animal Health Segment, and consolidated results

2.	Quarterly Elanco Management Review

a.	Other than the CODM, the only participants are the CFO and Elanco Animal Health leadership team

b.	Focus is on the operations of the Animal Health Segment

3.	Quarterly one-on-one meetings with each direct report

a.	Emphasis is mainly on various strategic and operational items, including personnel matters and other current business challenges

b.	Financial information is not typically prepared or explicitly discussed

In addition to the individuals who report directly to our CODM, key individuals from our Finance organization attend the financial review meetings.
During the monthly EC financial review process, our CODM regularly reviews the financial information listed below to assess business performance and allocate resources.

•	Executive summary of the financial results along with explanations of variances between actual consolidated results compared with plan

•	Consolidated income statements (revenue, direct expenses, Business Area contribution, organizational costs, etc.) for month, quarter and/or year-to-date periods versus plan and the prior period

•	Revenue results by Business Area, therapeutic class, and geography are reviewed to analyze the price, rate and volume trends versus plan and prior period

•	Revenue by product, including newly launched products and the market share versus competitive products to analyze performance versus other brands in the market

•	Total operating expenses are reported by Organizational Unit (Business Area, R&D, Manufacturing, Supporting Organizational Units) to understand the overall costs versus plan and the prior year

•
Other miscellaneous financial information may also be included as requested by our CODM for a particular month (e.g., consolidated operating expenses by quarter, preliminary calculations of bonus performance metrics near year-end, changes in list price compared with plan, global risks and opportunities to plan)

Quarterly, our CODM also reviews information provided in preparation for the quarterly earnings call and to support his certification in the Company’s Form 10-K or Form 10-Q. This information will generally include a consolidated balance sheet compared to the prior year, statement of cash flows compared to plan, updates to consolidated financial projections, executive summaries for Pharma Segment Business Areas, Animal Health Segment, and Organizational Units with explanations of variances compared with plan, product developments, business development projects, and other information as needed.
In analyzing our Pharma Segment, we use a measure called Business Area contribution, which for our Business Areas is defined as a measure of revenue less Business Area operating expenses (representing a portion of the cost of sales and all direct selling, marketing, and medical costs). Our Organizational Units (e.g., manufacturing, R&D, Global Services) also report total operating expenses. The portion of these costs not allocated to the Pharma Segment Business Areas represents approximately $2.5 billion to $3.0 billion of costs annually, which is a significant component of our overall operating costs. The Pharma Segment Business Area contribution is included in the monthly and quarterly packages to provide data to our CODM on how cost of sales and certain direct costs are moving in proportion to revenue, and in the case of the Organizational Units, how they are progressing versus the stated goals in manufacturing, development, or supporting the overall operations of the Pharma Segment. In analyzing the pharmaceutical business, operational and resource allocation decisions are made considering the unallocated costs of the Organizational Units (including R&D and manufacturing). Since these costs are so significant, they impact the decisions made regarding our products, and conversely our product decisions significantly impact our R&D and manufacturing functions.
While the financial information described above is reviewed on a monthly or quarterly basis, when assessing the Company’s business performance and making resource allocation and key operating decisions including: budgeting decisions; setting product strategies; pursuing acquisitions and/or alliances, divestiture and/or restructuring decisions; and setting compensation measures, the operating results for the Pharma Segment and Animal Health Segment are the main focus. This is corroborated by the information that our CODM provides to our BOD when making recommendations surrounding some of the key decisions listed above which require BOD approval from a corporate governance standpoint and in how our CODM evaluates the business.

Other ASC 280 Considerations
ASC 280-10-50-6 provides that if the CODM uses more than one set of segment information, “other factors may identify a single set of components as constituting a public entity’s operating segments, including:

•	the nature of the business activities of each component,

•	the existence of managers responsible for them,

•	and information presented to the board of directors.”
We believe that these other factors discussed previously in our Background and Overview and Nature of Business Activities sections also support our analysis that we are a two segment company.
Management Structure
According to ASC-280-10-50-7, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” An overview of our management structure was previously provided in the Background and Overview section of this response. With the exception of our SVP of Elanco Animal Health, the leaders of each of the global Business Areas are not segment managers because business performance is assessed at a segment level and key operating and resource allocation decisions are made taking into account total segment performance as described more fully above (e.g., R&D prioritization and building of manufacturing facilities). This is evident by the makeup of the EC, which includes management from across the business and support functions. The collection of these individuals and the input that they provide helps our CODM make informed decisions across the business as a whole. Additionally, with the exception of our SVP of Elanco Animal Health who is held accountable for the results of the Animal Health Segment, the leaders of the global Business Areas are not held responsible for issues experienced and the associated costs in some of our key operating functions such as R&D (e.g., pipeline product termination) and/or manufacturing (e.g., unexpected variances resulting from issues at a manufacturing facility would not be allocated to a Pharma Segment Business Area).
Other Considerations
We also considered our compensation plans and our budgeting process in making the determination that we have two operating segments. In both cases, as described further below, we concluded that these factors support our conclusion.
Incentive Compensation Performance Metrics
The compensation for our CODM and the individuals reporting to our CODM has three components: (1) base salary; (2) an annual cash bonus; and (3) equity incentives. As disclosed in our Definitive Proxy Statements on Form 14A, the Compensation Committee establishes executive officer compensation based on several factors, including company performance, the executive’s individual performance and contribution, and peer-group analysis. When assessing an executive’s individual performance and contribution, the Compensation Committee considers achievement of objectives established at the start of the year as well as other factors. Some of these objectives may relate to the executive’s respective Pharma Segment Business Area, Animal Health Segment, or Organizational Unit.

Under our company-wide annual cash bonus plan, the performance metrics determining payouts are based on consolidated revenue, consolidated earnings per share (EPS), and the progress of the pipeline relative to internal targets. The CODM, individuals reporting to the CODM (including the SVP of Elanco Animal Health), and most global management and U.S. employees (excluding district sales managers and sales representatives) supporting the Pharma Segment participate in this plan. The direct reports of the SVP of Elanco Animal Health and other employees in the Animal Health Segment do not participate in the company-wide annual cash bonus plan. Instead, they participate in separate incentive plans that are based primarily on performance specific to the Animal Health Segment.
Executive officers receive two types of equity incentives: Performance Awards (PAs) and Shareholder Value Awards (SVAs). PAs are performance-based equity awards with payouts in the form of Company shares based on the Company's two-year cumulative EPS relative to the expected industry performance. Additionally, SVAs are performance-based equity awards with payouts in the form of Company shares based on Company stock price appreciation over a three-year period. The mix of compensation for the CODM and his direct reports reflects the desire to link executive compensation with the consolidated Company’s performance. Therefore, all executive officers (including the SVP of Elanco Animal Health) have 70% or more of their target pay tied to the performance of the consolidated Company. As mentioned in the Background and Overview section, since we are primarily a human pharmaceutical products company, tying executive pay to performance of the consolidated Company for the Pharma Segment Business Area leaders is a proxy for the performance of the Pharma Segment.
The fact that all of the CODM's direct reports have their compensation tied to the results of the entire company rather than their Pharma Segment Business Area or Organizational Unit supports the conclusion that human pharmaceutical products is one operating segment. Since the CODM is making decisions that impact the overall Pharma Segment operations, he wants everyone working towards a common goal of improving the Pharma Segment operations rather than solely focusing on the results of the individual Pharma Segment Business Areas or Organizational Units. Elanco Animal Health employees have their annual cash compensation tied to the results of our animal health business, consistent with the reporting of Elanco Animal Health as a separate operating segment.
Budgeting and Financial Review Process
Our annual budgeting preparation and approval process (also referred to as our business plan review process) is driven by our CODM with a top-down approach focused on the Pharma Segment and Animal Health Segment. Annually, in connection with business plan, the CODM along with the CFO and corporate financial planning group will determine the consolidated operating results and targets for the Company based on market and economic trends, analyst expectations, and the most recent long-term strategic plan forecasts. These targets are split between the Pharma and Animal Health segments. The business plan targets are then cascaded to the various Business Areas and Organizational Units (Pharma Segment Business Area contribution, income before tax for the Animal Health Segment, and total expense for the other Organizational Units - e.g., R&D, manufacturing, Global Services). The finance organization will then work with each of the various organizational groups within the Company and do a build-up of the budget by area to validate the allocations. Once this is completed, the CODM gives final management approval of the business plan following a review by the EC. Thereafter, the business plan is submitted to the BOD for its approval.

During the annual business plan review process, the following areas are the key focus areas that the CODM will undertake in his approval process: understanding key assumptions (exchange rates, product approval/launch dates, patent expirations, pipeline updates, etc.), year over year changes by category (revenue, operating expenses, R&D, etc.), risks and uncertainties in the plan, price vs. rate vs. volume revenue analysis, Business Area contribution and Organizational Unit costs, planned operating expenses by product and geographic regions, planned R&D spend, capital expenditures, upcoming R&D and operating decisions, and potential buy-ups and buy-downs which identify opportunities and initiatives that 1) could be pursued if additional resources become available or 2) could be taken to reduce costs.
While detailed information on geographic regions, Pharma Segment Business Areas, and products is available, this detailed information is used for planning purposes to assist in demonstrating the assumptions used in preparing the budgets. This detailed information is not regularly reviewed or tracked against actual results in the following year.
Once all decision items have been resolved, the revised consolidated plan is presented to the BOD for review using similar information that the BOD reviews on a quarterly basis as discussed in the Financial Information Regularly Reviewed by our CODM and BOD section. In presenting the business plan to the BOD, the CODM provides the plan at the Pharma Segment and Animal Health Segment levels and provides revenue at the product level (this can also be aggregated by therapeutic class, geography, Business Area, new products vs. mature products, etc.).
As previously discussed in the Financial Information Regularly Reviewed by our CODM and BOD section, throughout the year, actual results are measured against the planned amounts and reviewed during the monthly financial reviews with the EC. While the variances between plan and actual results for each of the Pharma Segment Business Areas, Animal Health Segment, and Organizational Units are discussed during these meetings, the focus of these monthly budget-to-actual results review is not on the individual Pharma Segment Business Areas or Organizational Units but on the Pharma Segment and Animal Health Segment. The fact that the CODM's review and approval of the budget is focused on the Pharma Segment results and targets supports our conclusion that the Pharma Segment is one operating segment.
Conclusion:
As described above, after analyzing our business in accordance with ASC 280, we determined the three characteristics of operating segments identifies two operating segments, the Pharma Segment and the Animal Health Segment. The CODM makes decisions for the Pharma Segment based on what is best for the Pharma Segment overall. Each of the Pharma Segment Business Areas is dependent on the R&D pipeline ($4.8 billion of consolidated R&D expense in 2015), global manufacturing ($5.0 billion of consolidated cost of sales in 2015), our Global Service Centers, and the various supporting Organizational Units. In addition to the global nature of our business activities, the single segment determination for the Pharma Segment is also supported by our internal management structure, budgeting/forecasting process, compensation structure, and the information presented to the BOD.

We have also considered the overall objective of segment disclosures set forth in ASC-280-10-10-1, which is to provide information about different types of business activities and different economic environments to help users of financial statements: (a) better understand an entity’s performance; (b) better assess its prospects for future cash flows; and (c) make more informed judgments about the entity as a whole. Our business performance and prospects for future cash flows are heavily dependent on R&D developments and key product sales performance in the market. We believe that our current disclosures on key product sales (by region), pipeline developments (Management's Discussion and Analysis only), alliances and collaborations, acquisitions, and consolidated costs and expenses is consistent with the information investors request from our Investor Relations group, reflects how management views and operates the business, and provides investors with the information they need to understand and assess our company’s performance and future prospects.

3.	Please tell us:

•	why segment profit for human pharmaceutical products increased in 2015 as compared to 2014 when net revenue remained relatively flat; and

•	why segment profit for animal health decreased in 2015 as compared to 2014 when net revenue increased significantly.
Response:
Human pharmaceutical products
Foreign exchange rates had an unfavorable effect on our human pharmaceutical product revenues and a favorable impact on costs of product sold and operating expenses. Excluding the impact of foreign exchange rates, our human pharmaceutical product revenues would have increased 5 percent, and our human pharmaceutical products segment profit would have increased 12 percent, compared to 2014. Reductions in our marketing, selling, and administrative expenses, primarily resulting from the Cymbalta® and Evista® patent losses, held operating expenses relatively flat, which along with the effect of foreign exchange rates, drove the increase in segment profit compared to revenue.
Animal health
The increase in animal health revenues is due to the inclusion of sales from Novartis Animal Health (Novartis AH) of approximately $1.0 billion, which we acquired on January 1, 2015 (Note 3), and were partially offset by the unfavorable impact of foreign exchange rates.
The flatness in segment profit was driven by higher marketing, selling, and administrative expenses, as rationalization efforts related to the integration of Novartis AH were not yet fully-realized in 2015.
We believe these impacts have been appropriately addressed in our 10-K filing.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about these responses or require additional information, please contact me at 317-651-2310.

Sincerely,

ELI LILLY AND COMPANY

Donald A. Zakrowski
Vice President, Finance and Chief Accounting Officer